EXHIBIT 12 – COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio)

	Three Months Ended
	March 31,		Year Ended
	2007	2006	2006	2005	2004	2003	2002
Income (loss) before income taxes, equity in earnings of non-consolidated affiliates, extraordinary item and cumulative effect of a change in accounting principle	$167,055	$157,063	$1,152,100	$1,020,666	$1,270,082	$1,782,805	$1,085,117
Dividends and other received from nonconsolidated affiliates	3,586	2,143	15,179	14,696	13,491	2,096	6,295

Total	170,641	159,206	1,167,279	1,035,362	1,283,573	1,784,901	1,091,412

Fixed Charges
Interest expense	118,074	114,376	483,974	443,245	367,503	392,215	430,890
Amortization of loan fees	*	*	*	*	*	*	12,077
Interest portion of rentals	92,778	85,441	377,767	345,288	323,957	285,143	246,514

Total fixed charges	210,852	199,817	861,741	788,533	691,460	677,358	689,481

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	210,852	199,817	861,741	788,533	691,460	677,358	689,481

Total earnings available for payment of fixed charges	$381,493	$359,023	$2,029,020	$1,823,895	$1,975,033	$2,462,259	$1,780,893

Ratio of earnings to fixed charges	1.81	1.80	2.35	2.31	2.86	3.64	2.58

Rental fees and charges	265,079	244,118	1,079,335	986,536	925,592	814,694	704,327
Interest rate	35%	35%	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in Interest expense beginning January 1, 2003.